Exhibit 1.01

Lifetime Brands, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2018

This conflict minerals report for the year ended December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Business Overview

Lifetime Brands, Inc. (the “Company” and, unless the context otherwise requires, references to the “Company” shall include its consolidated subsidiaries) designs, sources and sells branded kitchenware, tableware and other products used in the home and markets its products under a number of widely-recognized brand names and trademarks, which are either owned or licensed by the Company, or through retailers’ private labels and their licensed brands. The Company sells its products to retailers (including through their internet websites) and, to a lesser extent, to distributors. The Company also sells a limited selection of its products directly to consumers through its own internet websites.

For the year ended December 31, 2018, the Company’s product categories include two categories of products that people use to prepare, serve and consume foods, Kitchenware (kitchen tools and gadgets, cutlery, cutting boards, shears, cookware, bakeware, pantryware and spice racks) and Tableware (dinnerware, stemware, flatware and giftware); and one category, Home Solutions, which comprises other products used in the home (thermal beverageware, food storage products, neoprene travel products and home décor).

Due Diligence

Due Diligence Design

The Company adopted a conflict mineral due diligence program which included establishing a management team to oversee the Company’s compliance with conflict mineral reporting. The management team overseeing the program is led by the Company’s Senior Vice President of Quality Assurance, and also includes the Company’s Chief Financial Officer, Senior Vice President of Operations, President of Global Sourcing, General Counsel and a team of subject matter experts from relevant functions such as purchasing and merchandising. The Company’s conflict minerals due diligence program also included the development of a Conflict Minerals Policy Statement and due diligence compliance process to assess the potential for products to contain conflict minerals, the engagement of suppliers, record keeping and escalation procedures. The Company’s due diligence procedures have been designed to be consistent with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Conflict Minerals Policy Statement

The Company’s Conflict Minerals Policy Statement was provided to the Company’s suppliers. It emphasizes the Company’s commitment to work with manufacturers and suppliers to undertake due diligence with their supply chain to assure that conflict minerals originate only from smelters or refiners who source minerals outside the conflict region as defined in the Rule or regulations thereunder, or mines and smelters or refiners which have been certified by an independent third party as conflict free if sourced from the conflict region. The Company’s Conflict Minerals Policy Statement can be found on the Company’s website, www.lifetimebrands.com, in the Corporate Governance subsection under Investor Relations.

Due Diligence Implementation

Sources of Supply

With the exception of the Company’s sterling silver and pewter products, the Company sources almost all of its products from suppliers located outside the United States, primarily in the People’s Republic of China. The Company manufactures its sterling silver and pewter products at a leased facility in San Germán, Puerto Rico and fills containers with spices and assembles spice racks at its owned Winchendon, Massachusetts distribution facility.

Based upon the Company’s assessment, kitchen tools and gadgets, cutlery, shears, stemware, flatware, giftware, tableware, pantryware, food storage and certain home décor products the Company contracts to manufacture have the potential to contain conflict minerals through the use of gold, tin and tin solder. The Company’s silver manufacturing facility was also assessed and it was determined that tin and tin solder are used in certain products. Tin solder is used to join together metal pieces and could be considered necessary for the functionality of these products. For the purposes of the required Reasonable Country of Origin Inquiry (“RCOI”), the Company focused its inquiry on its direct tin and tin solder suppliers and suppliers contracted to manufacture products the Company believes to have the potential to contain conflict minerals.

Products Contracted to be Manufactured by the Company

The Company identified over 200 suppliers contracted to manufacture products with the potential to contain conflict minerals. A survey was sent to each of these suppliers. The survey was developed to facilitate the disclosure and communication of information regarding the supply chain. It included questions regarding the supplier’s conflict minerals policy, the engagement and requirements of its direct suppliers, and details of smelters or refiners and sources of conflict minerals. The survey was designed to be consistent with industry-adopted surveys used in conflict mineral due diligence processes.

The Company received responses from all suppliers surveyed and identified nine suppliers who use tin or a tin alloy, one supplier who uses tantalum, and 14 suppliers who use gold and therefore are within the scope of the RCOI regarding the origin of the conflict mineral in question.

The Company’s suppliers contracted to manufacture products identified one smelter used in turn by the Company’s direct suppliers. The smelter listed below have been identified as being conformant with the relevant Responsible Minerals Assurance Process (RMAP) assessment protocols (formerly Conflict-Free Sourcing Initiative):

Metal	Smelter Facility Name	Country of Facility
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany

Other suppliers, who use gold, tin or a tin alloy, identified their direct supplier of gold, tin or a tin alloy to be located outside the conflict region; however, they were unable to identify the mines of origin or the refining facilities sourcing the conflict minerals used.

With respect to the other suppliers surveyed by the Company, suppliers represented that no conflict minerals were used in the manufacturing of products supplied to the Company.

The Company has relied on the supplier responses received through the surveys to provide it with information about the source of conflict minerals contained in its products. Each supplier response was certified by a representative of the supplier. All responses received were summarized and provided to the Company’s management team overseeing the due diligence program. Further, the management team assessed the reliability of responses received from the suppliers by requesting supporting documentation and by comparing identified smelters or refiners to publicly available information about such smelters or refiners.

Products contracted to be manufactured by the Company containing gold, tin or a tin alloy are manufactured at facilities located in China, Czech Republic, Indonesia, Japan, Taiwan, Thailand and Vietnam. The amount of tin or gold used in products contracted to be manufactured by the Company at these facilities was less than 1% of all materials used.

Products Manufactured by the Company

The Company has one direct supplier of pewter (comprised of approximately 90% tin) and two direct suppliers of tin solder.

The Company’s direct suppliers of pewter and tin solder are located in the United States. The Company surveyed these suppliers and received responses which included the supplier’s conflict minerals policy, the terms of engagement and requirements of its direct suppliers, and details of smelters and sources of conflict minerals. The Company’s direct suppliers of pewter and tin solder identified a total of 38 smelters used in turn by the Company’s direct suppliers. The smelters listed below have all been identified as being conformant with the relevant RMAP assessment protocols:

Smelter Facility Name	Country of Facility

CV Ayi Jaya	Indonesia
CV United Smelting	Indonesia
CV Venus Inti Perkasa	Indonesia
EM Vinto	Bolivia
Fenix Metals	Poland
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Malaysia Smelting Corporation (MSC)	Malaysia
Metallo Belgium N.V.	Belgium
Metallo Spain S.L.U.	Spain
Mineracao Taboca S.A.	Brazil
Minsur	Peru
OMSA	Bolivia
Operaciones Metalurgical S.A.	Bolivia
PT ATD Makmur Mandiri Jaya	Indonesia
PT Babel Inti Perkasa	Indonesia
PT Bangka Prima Tin	Indonesia
PT Bangka Tin Industry	Indonesia
PT Belitung Industri Sejahtera	Indonesia
PT Bukit Timah	Indonesia
PT DS Jaya Abadi	Indonesia
PT Lautan Harmonis Sejahtera	Indonesia
PT Menara Cipta Mulia	Indonesia
PT Mitra Stania Prima	Indonesia
PT Prima Timah Utama	Indonesia
PT Refined Bangka Tin	Indonesia
PT Sariwiguna Binasentosa	Indonesia
PT Stanindo Inti Perkasa	Indonesia
PT Sukses Inti Makmur	Indonesia
PT Timah (Persero) Tbk Kundur	Indonesia
PT Timah (Persero) Tbk Mentok	Indonesia
PT Tinindo Inter Nusa	Indonesia
Rui Da Hung	Taiwan, province of China
Thaisarco	Thailand
White Solder Metalurgia e Mineracao Ltda.	Brazil
EM Vinto	Bolivia
Yunnan wind non - ferrous metals Co., Ltd	China
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
PT Aries Kencana Sejahtera	Indonesia

Future Due Diligence Measures

Due to the nature of the Company’s supply chain, it is difficult to identify contributing sources upstream from the Company’s direct suppliers. Despite the good-faith RCOI performed during this reporting period, the Company has not been able to identify all mines of origin or all of the refining facilities sourcing the conflict minerals used by each of the suppliers identified through the survey.

Tracing materials back to their mine of origin is complex and an aspect of responsible sourcing. Due diligence efforts will continue to focus on the education of suppliers regarding the Company’s commitment to ensuring the safety, health and protection of people and the environment worldwide. The Company will continue to work with its suppliers to improve the content of survey responses and will continue to include a conflict minerals clause in new or renewed supplier contracts. The clause will require the disclosure of use of conflict minerals and will also require suppliers to complete an annual conflict minerals survey. As the Company develops new products and manufactures or contracts to manufacture these new products, or acquires new subsidiaries, the Company will also perform an upfront assessment of the supply chain to ensure it is compliant with the Company’s Conflict Minerals Policy Statement.

This report can be found on the Company’s website, www.lifetimebrands.com, in the Corporate Governance subsection under Investor Relations.